UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 6)
MERRIMAC INDUSTRIES, INC.
(Name of Subject Company (Issuer))
CRANE MERGER CO.
(Offeror)
a direct, wholly-owned subsidiary of
CRANE CO.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $.01 par value per share
Rights associated with Common Stock, if any
(Title of Class of Securities)
590262101
(CUSIP Number of Class of Securities)
Augustus I. duPont
Vice President, General Counsel and Secretary
100 First Stamford Place
Stamford, Connecticut 06902
Phone (203) 363-7300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Eric Simonson, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022-6030
(212) 536-3900
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$51,865,761	$3,699

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase (i) at a purchase price of $16.00 cash per share an aggregate of 2,997,456 outstanding shares of Common Stock of Merrimac Industries, Inc. (“Merrimac”), as of December 22, 2009, the most recent practicable date, as provided by Merrimac; (ii) the payment in cash of an amount equal to the product of (x) the excess, if any, of $16.00 over the exercise price or base price, as applicable, per share of Common Stock of Merrimac underlying each option to purchase Common Stock of Merrimac granted under any equity-based compensation plan of Merrimac that was outstanding as of December 22, 2009, as provided by Merrimac, multiplied by (y) the total number of shares of Common Stock subject to such option award; and (iii) the payment in cash of an amount equal to the product of (x) $16.00 multiplied by (y) 18,000 unvested restricted shares of Common Stock outstanding under any equity-based compensation plan of Merrimac as of December 22, 2009, as provided by Merrimac.

(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $3,699	Filing Party: Crane Co. and Crane Merger Co.

Form or Registration No.: Schedule TO-T	Date Filed: January 5, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

     This Amendment No. 6 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 5, 2010 by (i) Crane Merger Co., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of Crane Co., a Delaware corporation (“Crane”), and (ii) Crane, as previously amended. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the “Shares”), of Merrimac Industries, Inc., a Delaware corporation (“Merrimac”), together with the Rights associated with the Shares if any are outstanding, at a purchase price of $16.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 5, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of the Purchaser and Crane.
Item 11. Additional Information.
     Item 11(a)(2) and (a)(3) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs:
     “The Offer expired at 12:00 midnight, New York City time, on Tuesday, February 2, 2010. The Depositary has advised Crane and the Purchaser that, as of the expiration of the Offer, approximately 2,773,480 Shares were validly tendered and not properly withdrawn in the Offer, representing approximately 92.5% of Merrimac’s outstanding shares. The Depositary also informed Crane that it received commitments to tender 23,162 additional Shares under the guaranteed delivery procedures for the Offer. The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All Shares validly tendered and not properly withdrawn (including Shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedures) have been accepted for payment and will be promptly paid for in accordance with the terms and conditions of the Offer and applicable law.
     Crane will complete the acquisition of Merrimac on February 3, 2010 through the merger of the Purchaser with and into Merrimac in accordance with applicable provisions of Delaware law that authorize the completion of the Merger as a “short form” merger without a vote or meeting of the stockholders of Merrimac. As a result of the Merger, each Share not purchased in the Offer (other than Shares held in the treasury of or reserved for issuance by Merrimac and Shares owned by Crane or Merger Sub or any other direct or indirect wholly owned subsidiaries of Crane or Merrimac, and Shares held by stockholders who validly exercise appraisal rights under Delaware law) will be converted into the right to receive in cash $16.00 per Share, without interest thereon and less any applicable withholding or stock transfer taxes.
     A copy of the press release announcing the results of the Offer is filed as Exhibit (a)(5)(E) hereto and incorporated herein by reference.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Exhibit Name

(a)(5)(E)	Press Release issued by Crane Co. on February 3, 2010.

SIGNATURES
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

CRANE CO.

By:	/s/ Timothy J. MacCarrick

Name:	Timothy J. MacCarrick
Title:	Vice President, Finance and Chief Financial Officer

CRANE MERGER CO.

By:	/s/ Timothy J. MacCarrick

Name:	Timothy J. MacCarrick
Title:	Vice President
Date: February 3, 2010

Exhibit	Exhibit Name

(a)(5)(E)	Press Release issued by Crane Co. on February 3, 2010.